

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2017

Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

      Re: Monsanto Company
              Form 10-K for the Fiscal Year Ended August 31, 2016
              Filed October 19, 2016
              File No. 001-16167

Dear Mr. Courduroux:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Melissa Raminpour

              Melissa Raminpour
              Branch Chief
              Office of Transportation and Leisure